Main Street Capital Corporation

1300 Post Oak Boulevard, Suite 800

Houston, TX 77056

(713) 350-6000

April 19, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: James E. O’Connor, Esq.

Re:                             Main Street Capital Corporation - Registration Statement on Form N-2 (File No. 333-155806) (the “Registration Statement”)

Dear Mr. O’Connor:

Main Street Capital Corporation (the “Company”) hereby submits Post-Effective Amendment No. 1 to the Registration Statement (“Post-Effective Amendment No. 1”) under the Securities Act of 1933 (the “Securities Act”).  The Registration Statement relates to the shelf offering of up to $300,000,000 of shares of the Company’s common stock under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford Post-Effective Amendment No. 1 selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).  The disclosure contained in Post-Effective Amendment No. 1 is substantially similar to the disclosure contained in the Company’s Pre-Effective Amendment No. 2 to the Registration Statement filed on April 24, 2009 that was declared effective on May 1, 2009 (the “Old Registration Statement”).  Post-Effective Amendment No. 1 has been updated primarily to include financial statements and related information for the year ended December 31, 2009.

If you have any questions or comments regarding the foregoing, please feel free to contact me at (713) 350-6043.

Main Street Capital Corporation

By:	/s/ Jason B. Beauvais
Jason B. Beauvais
Vice President, General Counsel
and Secretary